Exhibit 99.1

16 May 2003

Mitchells & Butlers plc
Board Appointment

Mitchells & Butlers plc announces that Sir Tim Lankester has today been appointed as a Non-Executive Director of the Company. He will be a member of the Audit and Remuneration committees.

From 1973 to 1995, Sir Tim was a member of the Civil Service, rising to be Deputy Secretary of HM Treasury (1988 to 1989); Permanent Secretary, Overseas Development Administration, Foreign and Commonwealth Office (1989 to 1994) and Permanent Secretary, Department for Education (1994 to 1995). He served as Private Secretary at 10 Downing Street to Rt Hon James Callaghan and Rt Hon Margaret Thatcher between 1978 and 1981. From 1985 to 1988, he represented the UK on the boards of the World Bank and the International Monetary Fund.

On leaving the Civil Service he became Director, School of Oriental and African Studies, London University until 2000.

Sir Tim, who is 61 years old, is currently President of Corpus Christi College at Oxford University.

Since 1998, he has been Deputy Chairman of the British Council and he is a past director of CU/CGU plc (1996-2000) and Smith and Nephew plc (1996-2003).

The Company confirms that there is no further information about Sir Tim Lankester requiring disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules of the UK Listing Authority.

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For further information, please contact:
Bob Cartwright	Communications	+44-121-498-4298
Jeremy Probert		+44-20-7355-6609

Kate Holligon	Investor Relations	+44-20-7409-8146
James Murgatroyd	Finsbury Group	+44-20-7251-3801